Code of Ethics

(Revision Date: 1/26/20211)

I.	INTRODUCTION

All Reaves’ employees and non-employee board directors (together “access persons”) of our Firm must, at all times:

1.	Place the interests of our clients first. The access persons of W. H. Reaves, dba Reaves Asset Management (“Reaves” or “Firm”), must scrupulously avoid serving their own personal interests ahead of the interests of our clients. Access persons may not induce or cause a client to take action, or not to take action, for personal benefit, rather than for the benefit of the client reflecting our Firm’s and each access person’s fiduciary responsibility to our clients.

2.	Avoid taking inappropriate advantage of their position. The receipt of investment opportunities, perquisites, or gifts from persons seeking business with Reaves or their clients could call into question the exercise of an access person’s independent judgment. Access persons may not, for example, use their knowledge of portfolio transactions to profit by the market effect of such transactions.

3.	Conduct all "personal" or "related" account securities transactions in full compliance with this code and our Employee Trading Rules. This includes, but is not limited to:

a)	Disclosing all investment holdings at the time of employment
b)	Obtaining pre-approval on trades when necessary
c)	Arranging for copies of all confirms and statements to be sent directly to Reaves’ Compliance Department; all security transactions are subject to post-trade review.
d)	Disclosing any positions held on any board of directors/trustees; any such position must be approved by Reaves

4.	All access persons must adhere to all applicable laws and regulations.

5.	All access persons must report any violations of this code or applicable law or regulation to the Reaves’ Compliance Department.

All access persons will be required to sign an acknowledgement of receipt of this Code of Ethics at the time they are hired, and at least annually, as well as when amended versions are received.

II.	CFA Institute’s Code of Ethics EXCERPT

All research personnel are subject to the additional standards as stated in the following CFA Institute’s Code of Ethics Excerpt:

•	Act with integrity, competence, diligence, respect, and in an ethical manner with the public, clients, prospective clients, employers, employees, colleagues in the investment profession, and other participants in the global capital markets.

•	Place the integrity of the investment profession and the interests of clients above their own personal interests.

•	Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities.

•	Practice and encourage others to practice in a professional and ethical manner that will reflect credit on themselves and the profession.

•	Promote the integrity of, and uphold the rules governing, capital markets.

•	Maintain and improve their professional competence and strive to maintain and improve the competence of other investment professionals.

III.	PERSONAL TRADING POLICY – Updated: 01/26/2021

1.	Introduction

Our Firm's reputation can only be maintained if every access person observes the highest standards of ethical conduct. Complying with the Firm's rules on personal trading activities is an essential part of good business conduct. It is important to avoid any dealings that could give rise to criticism harmful to the Firm's reputation. The following Personal Trading Policy is designed for that purpose. They may be added to or revised at any time; in which case you will receive notice of any such change before its effective date.

Full compliance with the Firm's policies and procedures and all applicable SEC rules and regulations, federal and state laws, and self-regulatory organization requirements, is of fundamental importance and is addressed throughout our Compliance Manual. In addition to the Personal Trading Policy discussed in this section, particular attention is directed to the sections on Controlling “Inside” Information.

2.	Dispensation

No rules can anticipate satisfactorily all circumstances; thus, any access person can seek a dispensation from any particular requirement of the Firm’s rules, whether generally or for a particular transaction or circumstance. Request for any such dispensation should be directed to the Compliance Department.

3.	Personal and Related Accounts

The Personal Trading Policy apply to all securities and commodities transactions by or for an access person's "Personal Account" or "Related Account". These terms are defined as follows:

"Personal Accounts" include without limitation, securities or commodities accounts carried by a broker-dealer or other financial institution including, but not limited to, a domestic or foreign broker-dealer, an investment adviser or a bank; limited or general partnership interests in investment partnerships; direct and indirect participation in joint accounts; and legal interest in trust accounts.

"Related Accounts" are any account, other than a personal account, in which an access person has an interest or has the power, directly or indirectly, to make investment decisions. They include, but are not limited to, "family member" accounts, which include accounts of an access person's spouse, children of access persons and the children's spouses, provided that they reside in the same household with, or are financially dependent upon the access person, any other related individual over whose account the access person has control, and any other individual over whose account the access person has control and to whose financial support the access person materially contributes (i.e. another dependent relative of the access person or spouse).

4.	General Constraints on Trading

A.	Trading on Inside Information

Firm access persons are prohibited under all circumstances from using inside information to trade for their personal accounts or any related accounts, a Firm proprietary account, or the account of a client or any other person, whatsoever.

B.	Firm Trading Restrictions

The Firm reserves the right, without prior notice, to prohibit or restrict trading in any particular security or type of security and related financial instruments without being required to give any reason for so doing.

5.	Opening Personal & Related Trading Accounts

Firm policy, which follows FINRA Rule 3210, requires all access persons to obtain written approval from the Compliance Department prior to opening any account in which securities transactions may be effected, and prior to placing an initial order with another broker-dealer or other financial institution (executing broker). Additionally, access persons must notify the executing broker of the employment relationship that exists with Reaves.

A.	All personal and related accounts must be maintained with a brokerage firm approved by Reaves which, in certain circumstances, may include Pershing Advisors Solutions (“PAS”).

B.	Upon pre-approval from the Compliance Department, an access person must arrange for copies of confirmations and statements to be sent directly to Reaves’ Compliance Department by that financial institution. Pursuant to SEC Rule 204A-1, it is the access person’s responsibility to ensure Reaves’ Compliance Department receives all information concerning securities transactions.

C.	These requirements apply to both Personal Accounts and Related Accounts.

6.	Time and Price Preference: Priority of a Trade

It is Firm policy that client accounts receive preferential treatment over an access person's personal and related accounts with respect to both time and price. Generally, this policy is applicable in situations where trades in the same security in client and personal or related accounts are executed at or around the same time. Any questions concerning the propriety of a trade should be referred to the Compliance Department.

This does NOT prohibit approved access person trades being executed at the same price as client trades (see 7-E to follow).

7.	Trade Execution

A.	Trades for all personal and related accounts must be approved on a trade-by- trade basis prior to the order being placed. Whenever possible, requests to the Compliance Department should be made via email.

The Compliance Department is authorized to approve such trades. When necessary, the Chief Operating Officer or the Trading Desk can approve a trade when the Compliance Department is unavailable.

An approval e-mail will be sent by the appropriate person. An approval log will also be maintained showing all such approvals.

B.	All trades to be executed for Reaves’ access persons and their related accounts (this does NOT include Reaves’ Profit Sharing Trust) must be pre-approved except for trades in the following instruments (all trades, including these, will be subject to post-trade review):

i)	US Government Issued Bonds, Notes & Bills
ii)	Municipal Bonds
iii)	Money Market Instruments
iv)	Certificates of Deposit

C.	For personal trades involving securities held in or being considered for any of our investment advisory client accounts, factors considered for approval include, but are not limited to:

i)	Advisory accounts: Recent activity, current positions, anticipated desired positions (short term and long-term) and any known future investment plans.
ii)	Market conditions for the specific stock, in general.
iii)	The Capitalization of the specific stock issue.

C.1.	Other factors to be considered prior to any personal trade approval include but are not limited to:

a.	Role of the individual in the investment process (i.e.: Portfolio Manager, Analyst, Support staff)
b.	Nature of the investment (securities that are or may be considered for a Reaves client versus securities that would not be considered for a Reaves client)

c.	Any negative impact trading may have on each access person’s fiduciary responsibility (see Section 1 above)
d.	Volume of trades by the access person (reviews will be conducted as to the number of securities invested in and the volume of said transactions taking into account “a”, “b”, & “c” above)
e.	Access persons will be required to hold a position (long or short) for a minimum of 60 calendar days, except as provided by “f” below. This minimum holding period will only be waived in the case of financial hardship and/or extreme market conditions for the particular security, as determined by Reaves’ Compliance Department.
f.	Access persons may request a Stop-Loss order to be approved with such execution occurring less than 60 days following the establishment of the position under the following circumstances:
i)	The request is received within 5 business days of the position being established
ii)	The stop-loss order is entered at a price at least 10% lower than the original purchase price (or a price 10% higher to buy-cover an established sold-short position)

D.	“Sell-Short” transactions should be done in accounts other than with PAS, with the prior approval of the Compliance Department.

E.	For personal trades, where PAS is used as executing broker, upon the close of the market, trading room personnel will compare personal or related account executions to client account executions. If the personal or related account did not receive a better price relative to the client accounts average price the actual trade executed will be processed. However, if the personal or related account did receive a better execution that trade will be combined with the total executed for client accounts. The average price will be recalculated, and the personal or related account will be allocated the number of shares executed for it at the revised average price

F.	With respect to portfolio managers and research analysts, same direction transactions for their personal or related accounts (within his or her sector of responsibility) within seven calendar days of the establishment or liquidation of a position in the same security (or equivalent security) by an advisory account is prohibited. Exceptions may be made if ALL advisory holdings have been liquidated in advance of the access person trade request, depending on the specific circumstances of the liquidations.

IV.	POLITICAL CONTRIBUTIONS POLICY

1.	Introduction

Pursuant to legislative (“Dodd-Frank”) and regulatory initiatives (known as “Pay to Play”), investment advisory firms are prohibited from entering into advisory relationships if any political contributions are made by, or caused to be made by, the Firm or any covered access person, in amounts greater than newly established thresholds to:

A.	Any incumbent or candidate for an office that directly or indirectly can influence the selection of an Investment Adviser including the ability to appoint an individual who would have such influence
B.	This does not cover a federal incumbents or candidates unless they were a local official during the covered period

A political contribution that would prohibit the Firm from engaging in business with any government entity or investment pool (which would include a mutual fund) into which a government entity invests or offers as an option in a government plan (including all Public Pension Funds), cannot have taken place within two (2) years of the start, during, or for two (2) years after, any such business relationship (prohibited contributions made before, during or after the end of the business relationship would result in the forfeiture of any fees received during the advisory relationship).

As such, Reaves has established restrictions, using the guidelines as established by the SEC, on political contributions by the Firm or its access persons as follows:

2.	Contribution Amount Limitations

A.	$350 per election, per candidate, for whom the covered person (the contributor) is entitled to vote.
B.	$150 per election, per candidate, for whom the covered person is NOT entitled to vote.

Note: Per election includes the entire election cycle including the period up to and including any primaries AND general elections, which can last more than 1 year.

3.	Covered (types of) Contributions

A.	Direct political contributions (of cash or other assets)
B.	Contributions to Inaugural expenses including the purchase of inaugural party/ball tickets
C.	‘Indirect’ contributions such as to Party Committees and associated Political Action Groups (PACs)

4.	Covered Persons

As a matter of Firm policy, all access persons will be subject to these provisions and restrictions. The reasons that all access persons are to be covered include, but are not limited to, the following factors:

a)	The roles of each access person can and have changed from time to time. While an access person may not currently have a role that would be applicable to these rules and regulations, any access person’s role may change. Given the 2-year look back provision on all applicable contributions, an access person’s current actions could impact future business activities. (Note: The 2-year look back also includes an individual’s political contribution activity prior to joining our Firm).
b)	Provisions of this regulation prevent the Firm, or any covered individual, from not just making a contribution, but also, causing it to be made. Applying these provisions to all access persons avoids the appearance, to any client or perspective client, of any circumvention of these regulations.
c)	Uniform application of all Code of Ethic issues promotes the Firm’s long- standing goal of putting our clients first and acting to the highest standards of our fiduciary responsibilities to our clients.

5.	Reporting

All access persons will be required to disclose any political contribution within seven

(7) days of making such a contribution.

The Compliance Department will send quarterly reminders to all access persons regarding disclosures of political contributions.

Political contribution questions will also be included in each access person’s annual compliance disclosure/certification questionnaire.

It will be the responsibility of each access person to disclose all political contributions to the Compliance Department. Such disclosures will be kept in the strictest confidence by the Compliance Department and will not be shared with others, unless subsequently required by regulation or law.

V.	GIFT (GIVING AND RECEIVING) POLICY

Firm policy, which follows FINRA rules, including Rule 3220, limit the value of any gift or gratuity to be given or received to an agent or employee of a broker-dealer to $100.00 per year.

This does not include a business dinner or business entertainment where the paying party is also in attendance with the receiving party.

All business gifts, given or received, must be reported to the Firm’s Compliance Department. Reaves’ Gift Log is maintained by the Compliance Department.

VI.	OUTSIDE BUSINESS/EMPLOYMENT ACTIVITIES POLICY

Firm policy, which follows FINRA Rule 3270, prohibits any registered person from being an employee, independent contractor, sole proprietor, officer, director or partner of another person, or being compensated, or having the reasonable expectation of compensation, from another person as a result of any business activity outside the scope of the relationship with his or her member firm, unless he or she has provided prior written notice to the firm. This includes, owning any stock or having directly or indirectly, any financial interest in any other organization engaged in any securities, financial or kindred business.

As such, Firm policy requires the written pre-approval from the Compliance Department before entering into any such activity.

[1]	Original Version Date: 7/18/11

Changes made on 1/26/21:

•	Document was reformatted for consistency
•	Updated the firm name to “Reaves Asset Management” or “Reaves” throughout the document
•	Clarified that the term “access persons” includes both employees and non-employee board directors. Directors of Reaves have always been considered “access persons” as defined in the SEC Rule 204A-1 and, as such, have always been subject to Reaves’ Code of Ethics.
•	Adjusted “Employee Trading Policy” to “Personal Trading Policy”
•	Removed references to the Firm’s broker-dealer activities throughout the document, which ended in April 2019 upon Reaves’ broker-dealer withdrawal.
•	Added Chief Operating Officer as an authorized person to pre-approve employee trades
•	Updated Personal Trading Policy to remove references to NYSE and NASD rules and replaced them with the applicable FINRA rule
•	Updated FINRA Rule 3270 in the Outside Business/Employment Activities Policy
•	Adjusted the “Supplemental Employment Policy” title to “Outside Business/Employment Activities Policy” in Item VI